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Exhibit 99.2

HYDROGENICS CORPORATION

11,000,000 Common Shares plus an option to purchase from the Company up to 1,650,000 additional Common Shares to cover over-allotments

Underwriting Agreement

New York, New York
January 28, 2004

Citigroup Global Markets Inc.
National Bank Financial Inc.
TD Securities Inc.
As Representatives of the several Underwriters,

Citigroup Global Markets Canada Inc.
As Sub-Underwriter,

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

        Hydrogenics Corporation, a corporation organized under the federal laws of Canada (the "Company"), proposes to sell to the several underwriters named in Schedule I hereto (the "Underwriters"), for whom you (the "Representatives") are acting as representatives, 11,000,000 common shares ("Common Shares") of the Company (said shares to be issued and sold by the Company being hereinafter called the "Underwritten Securities"). The Company also proposes to grant to the Underwriters an option to purchase up to 1,650,000 additional Common Shares to cover over-allotments (the "Option Securities"; the Option Securities, together with the Underwritten Securities, being hereinafter called the "Securities"). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, a preliminary prospectus, the Final Prospectuses or the Prospectuses shall be deemed to refer to and include the documents incorporated, or deemed to be incorporated, by reference therein and any reference herein to the terms "amend", "amendment" or "supplement" with respect to the Registration Statement, any preliminary prospectus, the Final Prospectuses or the Prospectuses shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 19 hereof.

1.
Representations and Warranties.    The Company represents and warrants to, and agrees with, each Underwriter and Sub-Underwriter, as defined in Section 2(c) hereof, as set forth below in this Section 1.

(a)
The Company is eligible under Canadian Securities Laws to file a short form prospectus with the Reviewing Authority under National Instrument 44-101 — Short Form Prospectus Distributions and is eligible to use the PREP Procedures and meets the general eligibility requirements for the use of Form F-10 under the Act; the Company has identified the Ontario Securities Commission (the "Reviewing Authority") as its principal regulator in respect of the offering of the Securities pursuant to National Policy 43-201 — Mutual Reliance Review System for Prospectuses and Annual Information Forms (the "MRRS"); the Company has prepared and filed with the applicable securities regulatory authority in each of the Canadian Jurisdictions (collectively, the "Canadian Authorities") under the MRRS and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Preliminary Prospectus and the Canadian Final Prospectus and a MRRS Decision Document for each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus has been obtained.

(b)
The Company has prepared and filed with the Commission a registration statement (file number 333-111801) on Form F-10, including a related preliminary prospectus (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Preliminary Prospectus"), covering the registration of the Securities under the Act. The Company has filed with the Commission an amendment to such registration statement including the final prospectus (which shall include the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Final Prospectus"). The Company has included in such filing, as amended at the Effective Date, all information required by the Act and the rules thereunder to be included in such registration statement and the U.S. Prospectus. The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

(c)
The Canadian Preliminary Prospectus and the Canadian Final Prospectus, as of the respective times of filing thereof, on the Closing Date, and on any date on which Option Securities are purchased, if such date is not the Closing Date (a "settlement date") did not and the Canadian Supplemented Prospectus, at the time of filing, will not (i) include a misrepresentation, and (ii) include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as of the respective times of filing thereof, constituted and the Canadian Supplemented Prospectus will constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided however, that the Company makes no representations or warranties as to the information contained in or omitted from the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Supplemented Prospectus, as applicable, in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Canadian Preliminary Prospectus, the Canadian Final Prospectus or the Canadian Supplemented Prospectus.

  (d)
  On the Effective Date, the Registration Statement did, and when the U.S. Supplemented Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and on the Closing Date and on any settlement date, the U.S. Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act and the Exchange Act; on the Effective Date, the Closing Date, any settlement date and when the U.S. Supplemented Prospectus is first filed in accordance with General Instruction II.L of Form F-10, the U.S. Prospectus conformed and will conform to the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; on the Effective Date and at the Execution Time, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and, on the Effective Date and the date of any filing pursuant to General Instruction II.L of Form F-10 and on the Closing Date and any settlement date, the U.S. Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto).

  (e)
  Each of the Company and its subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is incorporated or organized with full power and authority (corporate or other) to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Prospectuses, and is duly qualified to do business as an extra-provincial or foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification except for such failures to be qualified or in good standing as could not reasonably be expected to have a Material Adverse Effect on the Company.

  (f)
  All the outstanding shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, and, except as otherwise set forth in the Prospectuses, all outstanding shares of capital stock of such subsidiary are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

  (g)
  This Agreement has been duly authorized, executed and delivered by the Company.

  (h)
  The Company's authorized equity capitalization is as set forth in the Prospectuses; the share capital of the Company conforms in all material respects to the description thereof contained in the Prospectuses; the outstanding Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable; the Securities have been duly and validly authorized, and, when issued and delivered to and paid for by the Underwriters pursuant to this Agreement, will be fully paid and non-assessable; the Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the Nasdaq National Market and have been conditionally approved for listing on the Toronto Stock Exchange; the certificates for the Securities comply with all applicable provisions of the CBCA; the Securities conform to all statements relating thereto in the Final Prospectuses and such description conforms to the rights set forth in the instruments defining the same; the holders of outstanding shares in the capital of the Company are not entitled to preemptive or other rights to subscribe for the Securities, except as described in the Prospectuses, which rights have been waived; and, except as set forth in the Prospectuses, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, any shares in the capital of the Company or ownership interests in the Company are outstanding.

  (i)
  There are no reports or information that in accordance with the requirements of the Canadian Authorities must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Authorities or with any other Canadian securities regulatory authority in connection with the Canadian Preliminary Prospectus or the Canadian Prospectus that have not been filed as required; there is no franchise, contract or other document of a character required to be described in the Registration Statement or Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Prospectuses under the headings, "Risk Factors — Risk Factors Related To This Offering — If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences," "Risk Factors — Risk Factors Related To This Offering — U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers," "Income Tax Consequences," and "Shares Eligible for Future Sale", the statements in the Registration Statement under "Directors' and Officers' Indemnification" and the statements in the Canadian Prospectus under the heading "Eligibility for Investment" insofar as such statements summarize legal matters, agreements, documents, or proceedings discussed therein, are accurate in all material respects and fairly summarize the matters therein described.

  (j)
  The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectuses, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

  (k)
  No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Act, applicable Canadian Securities Laws and such as may be required under the securities or blue sky laws of any jurisdiction in the United States or Canada in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Prospectuses.

  (l)
  Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the articles or bylaws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties except in the case of clauses (ii) and (iii) above, for such conflicts, breaches, violations, liens, charges or encumbrances as could not reasonably be expected to have a Material Adverse Effect on the Company.

  (m)
  No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the Prospectuses.

  (n)
  The consolidated historical financial statements and schedule of the Company included and incorporated by reference in the Prospectuses and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the Company and its subsidiaries as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and Exchange Act and have been prepared in conformity with generally accepted accounting principles in Canada applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The consolidated financial statements, including the notes thereto, included and incorporated by reference in the Registration Statement and Prospectuses have been reconciled to United States generally accepted accounting principles in accordance with the Act, including the requirements of Form F-10. The selected financial data set forth under the caption "Selected Financial Data" in the Prospectuses and Registration Statement fairly present, on the basis stated in the Prospectuses and the Registration Statement, the information included therein.

  (o)
  The historical financial statements and schedules of the Greenlight Power Technologies, Inc. ("Greenlight") included in the Prospectuses and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of Greenlight as of the dates and for the periods indicated, and have been prepared in conformity with generally accepted accounting principles in Canada.

  (p)
  The unaudited pro forma loss per share information and the unaudited pro forma combined statement of operations of the Company and the related notes thereto included in the Prospectuses and the Registration Statement present fairly in all material respects the pro forma combined results of operations of the Company for the period indicated after giving effect to the transactions and assumptions described therein and do not contain a misrepresentation. Such unaudited pro forma combined statement of operations has been compiled in accordance with rules and guidelines set forth under Canadian Securities Laws with respect to the preparation of pro forma financial statements and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

  (q)
  No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (r)
  Each of the Company and its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as currently conducted.

  (s)
  Neither the Company nor any subsidiary is in violation or default of (i) any provision of its articles or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable except, in the case of clauses (ii) and (iii) above, for such violations or defaults as could not reasonably be expected to have a Material Adverse Effect on the Company.

  (t)
  PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their reports with respect to the audited consolidated financial statements included and incorporated by reference in the Prospectuses, are independent public accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder and are independent with respect to the Company within the meaning of the CBCA.

  (u)
  No stamp tax or other issuance, goods and services or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters under U.S. federal law or the laws of any state or to any authority in Canada or any province thereof in connection with:

  (A)
  the execution and delivery of this Agreement, the issuance, sale and delivery of the Securities to the Underwriters in the manner contemplated in this Agreement;

  (B)
  the resale and delivery of the Securities by the Underwriters in the United States and Canada in the manner contemplated in the Prospectuses; or

  (C)
  the payment by the Company of any commission or fee to or for the account of the Underwriters in connection with their services with respect to clauses (a) and (b) above.

  (v)
  The Company and its subsidiaries have filed all Canadian, U.S., foreign, federal, state, provincial and local tax returns that are required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto), and have paid all taxes required to be paid by any of them and any other assessment, fine or penalty levied against any of them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (w)
  No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries' principal suppliers, contractors or customers, that could reasonably be expected to have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (x)
  The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are reasonably foreseeable for and customary in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (y)
  No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary's capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Prospectuses (exclusive of any supplement thereto).

  (z)
  The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate federal, provincial, state or foreign regulatory authorities necessary to conduct their respective businesses, except for such licenses, certificates, permits and other authorizations the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect on the Company, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (aa)
  The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

  (bb)
  The Company has not taken, directly or indirectly, any action that has constituted or that was designed to or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

  (cc)
  The Company and its subsidiaries are (i) in compliance with any and all applicable federal, state, provincial and local laws and regulations of Canada, the United States or any other jurisdiction relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto). Except as set forth in the Prospectuses (exclusive of any supplement thereto), the Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

  (dd)
  In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto).

  (ee)
  Except as otherwise disclosed in the Prospectuses (a) the Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's and the subsidiaries' respective businesses as now conducted or as proposed in the Prospectuses to be conducted; (b) to the Company's best knowledge, there are no rights of third parties to any such Intellectual Property; (c) to the Company's best knowledge, there is no material infringement by third parties of any such Intellectual Property; (d) there is no pending or, to the Company's best knowledge, threatened action, suit, proceeding or claim by others challenging the Company's or any subsidiaries' rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending, or to the Company's best knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (f) there is no pending or, to the Company's best knowledge, threatened action, suit, proceeding or claim by others that the Company or any subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (g) to the Company's best knowledge, there is no U.S. or Canadian patent or published U.S. or Canadian patent application which contains claims that dominate or may dominate any Intellectual Property described in the Prospectuses as being owned by or licensed to the Company or any subsidiary or that interferes with the issued or pending claims of any such Intellectual Property; and (h) there is no prior art of which the Company is aware that may render any U.S. or Canadian patent held by the Company or any subsidiary invalid or any U.S. or Canadian patent application held by the Company or any subsidiary unpatentable which has not been disclosed to the U.S. Patent and Trademark Office or a comparable patent office in which such patent or application has been filed or has been issued.

  (ff)
  The Company is not a Passive Foreign Investment Company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2003, and does not expect to become a PFIC in the future.

  (gg)
  The Company is not a "foreign personal holding company" ("FPHC") within the meaning of the United States Internal Revenue Code of 1986, as amended, for the taxable year ended December 31, 2003, and does not expect to become a FPHC in the future.

  (hh)
  Except as disclosed in the Registration Statement and the Final Prospectuses, neither the Company nor any of its subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

  (ii)
  The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Authority in each such Canadian Jurisdiction that maintains such a list.

  (jj)
  The Company has prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

          Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.
Purchase and Sale.

(a)
Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at a purchase price of U.S. $5.4194 or Cdn. $7.1912 per share, the amount of the Underwritten Securities set forth opposite such Underwriter's name in Schedule I hereto.

(b)
Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to 1,650,000 Option Securities at the same purchase price per share as the Underwriters shall pay for the Underwritten Securities. Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriters. Said option may be exercised in whole or in part at any time (but not more than once) on or before the 30th day after the date of the Prospectuses upon written or telegraphic notice by the Representatives to the Company setting forth the number of shares of the Option Securities as to which the several Underwriters are exercising the option and the settlement date. The number of Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of shares of the Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

(c)
The Company understands that a portion of the Securities may be offered and sold in the Canadian Jurisdictions by Citigroup Global Markets Canada Inc. (the "Sub-Underwriter"), the Canadian dealer affiliate of Citigroup Global Markets Inc., pursuant to the Canadian Prospectus. Any Securities sold by the Sub-Underwriter will be purchased by the Sub-Underwriter from its Underwriter affiliate at the Closing Date at a price equal to the price set forth in Section 2(a) above or such purchase price less an amount to be mutually agreed upon by the Sub-Underwriter and its Underwriter affiliate which amount shall not be greater than the Underwriting Commission set forth on the cover page of the Prospectuses.

3.
Delivery and Payment.    Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day prior to the Closing Date) shall be made at the offices of Osler, Hoskin & Harcourt LLP, First Canadian Place, Suite 6600, Toronto, Ontario at 8:00 AM, Toronto time, on February 3, 2004 or at such place or time or on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "Closing Date"). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account or accounts specified by the Company. Payment shall be made to the Company in U.S. dollars with respect to the U.S. Securities and Canadian dollars with respect to the Canadian Securities. Delivery of the Underwritten Securities and the Option Securities shall be made through the facilities of The Canadian Depository for Securities Ltd. unless the Representatives shall otherwise instruct.

          If the option provided for in Section 2(b) hereof is exercised after the third Business Day prior to the Closing Date, the Company will deliver the Option Securities (at the expense of the Company) to the Representatives, at the offices of Osler, Hoskin & Harcourt, First Canadian Place, Suite 6600, Toronto, Ontario, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Payment shall be made to the Company in U.S. dollars with respect to the U.S. Option Securities and Canadian dollars with respect to the Canadian Option Securities. If settlement for the Option Securities occurs after the Closing Date, the Company will deliver to the Representatives on the settlement date for the Option Securities, and the obligation of the Underwriters to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

4.
Offering by Underwriters.    It is understood that the several Underwriters propose to offer the Securities for sale to the public upon the terms and conditions set forth in the Prospectuses.

5.
Agreements.    The Company agrees with the several Underwriters and the Sub-Underwriter that:

(a)
The Company will comply with the PREP Procedures and General Instruction II.L of Form F-10 under the Act. Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement to the Prospectus or an amendment or supplement to the Canadian Final Prospectus or the Canadian Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. Subject to the foregoing sentence, if the filing of the U.S. Prospectus is otherwise required under General Instruction II.L of Form F-10, the Company will cause the U.S. Prospectus, properly completed, to be filed with the Commission pursuant to General Instruction II.L of Form F-10 within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (1) when the U.S. Prospectus shall have been filed (if required) with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Supplemented Prospectus shall have been filed with the Canadian Authorities, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a MRRS Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the Prospectus or for any additional information, (5) of any request by a Canadian Authority or any other regulatory authority in Canada for any amendment or supplement to the Canadian Prospectus or any additional information, (6) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, the issuance by a Canadian Authority or any other regulatory authority in Canada of any cease trading order relating to the Securities or the institution or threatening of any proceeding for those purposes, (7) of the receipt by the Company of any communication from a Canadian Authority or any other regulatory authority in Canada relating to the Canadian Prospectus, the offering of the Securities or the listing of the Securities on the Toronto Stock Exchange, (8) of the receipt by the Company of any communication relating to the listing of the Securities on the Nasdaq National Market, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

  (b)
  The Company will prepare and file with the Canadian Authorities, promptly after the Execution Time, and in any event no later than 5:00 p.m. (Toronto time) on the second Business Day following the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Supplemented Prospectus setting forth the PREP Information.

  (c)
  The Company will prepare and file with the Commission, promptly after the Execution Time, and in any event no later than 5:00 p.m. (Toronto time) on the second Business Day following the date of this Agreement, a supplemented prospectus in accordance with General Instruction II.L of Form F-10 (which shall consist of the Canadian Supplemented Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Supplemented Prospectus").

  (d)
  If it shall be necessary to amend or supplement the Canadian Prospectus (each such amendment or supplement a "Canadian Prospectus Amendment") to comply with Canadian Securities Laws, or if, at any time when a prospectus relating to the Securities is required to be delivered under the Act, any event occurs or condition exists as a result of which the Canadian Prospectus or U.S. Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the U.S. Prospectus to comply with the Act or the Exchange Act, the Company will promptly (1) notify the Representatives of any such event, (2) prepare and file with the Commission, or the Canadian Authorities, as applicable, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement which will correct such statement or omission or effect such compliance; and (3) supply any supplemented Prospectus or any Canadian Prospectus Amendment to you in such quantities as you may reasonably request.

  (e)
  As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

  (f)
  The Company will furnish to the Representatives and counsel for the Underwriters signed copies of the Registration Statement (including exhibits thereto) and copies of the Form F-X required to be filed with the Commission pursuant to Form F-10 and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter, Sub-Underwriter or dealer may be required by the Act or Canadian Securities Laws, but no later than the second Business Day after the date hereof, as many copies of each U.S. Prospectus and any supplement thereto or the Canadian Prospectus (in the English and French languages, as required) and any Canadian Prospectus Amendment (in the English and French languages, as required) as the Representatives may reasonably request.

  (g)
  The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

  (h)
  The Company will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission (other than on Form S-8 covering Common Shares issued under the Company's stock option plans) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Common Shares or any securities convertible into, or exercisable, or exchangeable for, Common Shares; or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement, provided, however, that the Company may issue and sell Common Shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Common Shares issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time.

  (i)
  The Company will not take, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result, under the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

  (j)
  The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Form F-X required to be filed with the Commission pursuant to Form F-10, each Preliminary Prospectus, the Final Prospectus, the Prospectus, and each amendment or supplement to any of them; the preparation, printing or reproduction and filing with the Canadian Authorities of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Canadian Final Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Prospectus, the Prospectuses, and all amendments or supplements to any of them, the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Canadian Final Prospectus, and each amendment or supplement to any of them as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) the listing of the Securities on the Nasdaq National Market and the Toronto Stock Exchange; (vi) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vii) any filings required to be made with the NASD (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (ix) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (x) all fees and expenses of the Company in connection with the translation of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Supplemented Prospectus or any Canadian Prospectus Amendment into the French language; and (xi) other costs and expenses incidental to the performance by the Company of its obligations hereunder.

6.
Conditions to the Obligations of the Underwriters.    The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)
The Canadian Supplemented Prospectus shall have been filed with the Canadian Authorities within the applicable time period prescribed by and in accordance with Section 1(c) hereof, and all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Canadian Jurisdictions.

  (b)
  The U.S. Supplemented Prospectus, or any supplement thereto will be filed in the manner and within the time period thereby required by General Instruction II.L. of Form F-10; and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

  (c)
  The Company shall have requested and caused White & Case LLP, U.S. legal counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, substantially in the form attached hereto as Exhibit B.

  (d)
  The Company shall have requested and caused Osler, Hoskin & Harcourt LLP, counsel for the Company, to have furnished to the Representatives their opinion and 10b-5 statement, dated the Closing Date and addressed to the Representatives, substantially in the forms attached hereto as Exhibits C and D.

  (e)
  The Company shall have requested and caused Bereskin & Parr, special counsel to the Company for intellectual property matters, to furnish to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, in form and substance reasonably acceptable to the Representatives.

  (f)
  The Representatives shall have received from Cleary, Gottlieb, Steen & Hamilton, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

  (g)
  The Representatives shall have received from Davies Ward Phillips & Vineberg LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Canadian Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

  (h)
  The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Prospectuses, any supplements to the Prospectuses and this Agreement and that:

  (i)
  the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

    (ii)
    no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened;

    (iii)
    no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority or, to the Company's knowledge, threatened; and

    (iv)
    since the date of the most recent financial statements of the Company included or incorporated by reference in the Prospectuses (exclusive of any supplement thereto), there has been no Material Adverse Effect on the Company, except as set forth in or contemplated in the Prospectus (exclusive of any supplement thereto).

  (i)
  The Company shall have requested and caused PricewaterhouseCoopers LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives. Such comfort letters shall be in addition to any other comfort letters or consents required to be filed with the Canadian Authorities.

  (j)
  Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectuses (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (i) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Prospectuses (exclusive of any supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Prospectuses (exclusive of any supplements thereto).

  (k)
  The Company shall have furnished to the Representatives on or prior to the Closing Date satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process pursuant to Section 14 hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

  (l)
  Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

  (m)
  The Securities shall have been listed and admitted and authorized for trading on the Nasdaq National Market and the Toronto Stock Exchange, and satisfactory evidence of such actions shall have been provided to the Representatives.

  (n)
  At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each officer and director of the Company addressed to the Representatives.

  (o)
  PricewaterhouseCoopers LLP shall have furnished to the Representatives an opinion, dated the respective dates of the documents enumerated below, that the French language versions of the Financial Information in each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Supplemented Prospectus, as the case may be, are in all material respects a complete and proper translation of the English language versions thereof.

  (p)
  Osler, Hoskin & Harcourt LLP, counsel to the Company, shall have furnished to the Representatives an opinion, dated the respective dates of the documents enumerated below, that, except for the Financial Information, as to which they express no opinion, the French language version of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Supplemented Prospectus, as the case may be, are in all material respects a complete and proper translations of the English language version thereof.

  (q)
  The Company shall have delivered on the Closing Date satisfactory evidence that any and all preemptive rights in respect of shares in the capital of the Company have been waived; including, without limitation, a written waiver from General Motors Corporation of its preemptive rights in respect of shares in the capital of the Company.

          If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

          The documents required to be delivered by this Section 6 shall be delivered at the office of Osler, Hoskin & Harcourt LLP, counsel for the Company, at 1 First Canadian Place, Toronto, Ontario, M5X 1B8, on the Closing Date.

7.
Reimbursement of Underwriters' Expenses.    If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters and the Sub-Underwriter severally through Citigroup Global Markets Inc. on demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.
Indemnification and Contribution.

(a)
The Company agrees to indemnify and hold harmless each Underwriter and Sub-Underwriter, the directors, officers, employees and agents of each Underwriter and Sub-Underwriter and each person who controls any Underwriter and Sub-Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, the Canadian Securities Laws, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereof, or in any Preliminary Prospectus or the Prospectuses, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made or (ii) any misrepresentation or alleged misrepresentation contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Canadian Prospectus, or any untrue, false or misleading statement therein, or any omission or alleged omission to state therein any material fact or information required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein; provided further, that with respect to any untrue statement or omission of material fact made in any Preliminary Prospectus, the indemnity agreement contained in this Section 8(a) shall not inure to the benefit of any Underwriter from whom the person asserting any such loss, claim, damage or liability purchased the securities concerned, to the extent that any such loss, claim, damage or liability of such Underwriter occurs under the circumstance where it shall have been determined by a court of competent jurisdiction by final and nonappealable judgment that (w) the Company had previously furnished copies of the Prospectuses to the Representatives, (x) delivery of the U.S. Prospectus or Canadian Prospectus was required by the Act or Canadian Securities Laws, as the case may be, to be made to such person, (y) the untrue statement or omission of a material fact contained in the Preliminary Prospectus was corrected in the Prospectus and (z) there was not sent or given to such person, at or prior to the written confirmation of the sale of such securities to such person, a copy of the U.S. Prospectus or Canadian Prospectus, as applicable. This indemnity agreement will be in addition to any liability that the Company may otherwise have.

  (b)
  Each Underwriter and Sub-Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter or Sub-Underwriter furnished to the Company by or on behalf of such Underwriter or Sub-Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter or Sub-Underwriter may otherwise have. The Company acknowledges that the statements set forth in the U.S. Prospectus in the last paragraph of the cover page regarding delivery of the Securities and, under the heading "Underwriting", (i) the list of Underwriters and their respective participation in the sale of the Securities, (ii) the sentences related to concessions and (iii) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Prospectus and Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters or Sub-Underwriter for inclusion in any Preliminary Prospectus or Prospectus.

  (c)
  Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

  (d)
  In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Underwriters and the Sub-Underwriter severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "Losses") to which the Company and one or more of the Underwriters and the Sub-Underwriter may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters and the Sub-Underwriter on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter and the Sub-Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter and the Sub-Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company, the Underwriters and the Sub-Underwriter severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters and the Sub-Underwriter on the other in connection with the statements or omissions which resulted in such losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters and the Sub-Underwriter shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Prospectuses. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters and the Sub-Underwriter on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Underwriters and the Sub-Underwriter agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter and Sub-Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter and Sub-Underwriter shall have the same rights to contribution as such Underwriter and Sub Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement or the Canadian Prospectus and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.
Default by an Underwriter.    If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule I hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Prospectus and the Canadian Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10.
Termination.    This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Company's Common Shares shall have been suspended by the Commission or Canadian Authority, the Nasdaq National Market or the Toronto Stock Exchange or trading in securities generally on the Nasdaq National Market, the Toronto Stock Exchange or the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchange or the Nasdaq National Market, (ii) a banking moratorium shall have been declared either by United States, Canadian or New York State authorities, (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Prospectus (exclusive of any supplement thereto).

11.
Representations and Indemnities to Survive.    The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters and the Sub-Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter and the Sub-Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12.
Notices.    All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives or the Sub-Underwriter, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel; or, if sent to the Company, will be mailed, delivered or telefaxed to Jonathan Lundy, Vice President, General Counsel and Corporate Secretary (fax no.: (905) 361-3626) and confirmed to it at 5985 McLaughlin Road, Mississauga, Ontario, Canada, L5R 1B8, attention of the General Counsel.

13.
Successors.    This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14.
Jurisdiction.    The Company agrees that any suit, action or proceeding against the Company brought by any Underwriter or Sub-Underwriter, the directors, officers, employees and agents of any Underwriter or Sub-Underwriter, or by any person who controls any Underwriter or Sub-Underwriter, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court in the City of New York, New York, and waives any objection which it may now or hereafter have to the laying of venue of any such preceding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed CT Corporation System as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any state or federal court in the City of New York, New York, by any Underwriter or Sub-Underwriter, directors, officers, employees and agents of any Underwriter or Sub-Underwriter, or by any person, if any, who controls any Underwriter or Sub-Underwriter, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by any Underwriter or Sub-Underwriter, the directors, officers, employees and agents of any Underwriter or Sub-Underwriter, or by any person who controls any Underwriter or Sub-Underwriter, in any court of competent jurisdiction in Canada.

15.
Applicable Law.    This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

16.
Currency.    References in this Agreement to "$s" are to U.S. dollars.

17.
Counterparts.    This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

18.
Headings.    The section headings used herein are for convenience only and shall not affect the construction hereof.

19.
Definitions.    The terms that follow, when used in this Agreement, shall have the meanings indicated.

        "Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Authorized Agent" has the meaning set forth in Section 14 hereof.

        "Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

        "Canadian Authorities" has the meaning set forth in Section 1(a) hereof.

        "Canadian Final Prospectus" shall mean the final short form base PREP prospectus dated January 27, 2004 of the Company (in both the English and French languages unless the context indicates otherwise) omitting the PREP Information filed with the Canadian Authorities for which a MRRS Decision Document has been obtained from the Reviewing Authority.

        "Canadian Jurisdictions" shall mean, collectively, each of the provinces of Canada.

        "Canadian Option Securities" shall mean the Option Securities to be offered and sold in Canada.

        "Canadian Preliminary Prospectus" shall mean the preliminary short form base PREP prospectus dated January 9, 2004 of the Company (in both the English and French languages unless the context indicates otherwise) filed with the Canadian Authorities.

        "Canadian Prospectus" shall mean the Canadian Final Prospectus, except that, if, after execution of this Agreement, a Canadian Supplemented Prospectus containing the PREP Information is thereafter filed with the Canadian Authorities the term "Canadian Prospectus" shall refer to such Canadian Supplemented Prospectus.

        "Canadian Prospectus Amendment" has the meaning set forth in Section 5(d) hereof.

        "Canadian Securities" shall mean the Canadian Underwritten Securities and the Canadian Option Securities.

        "Canadian Securities Laws" shall mean the applicable securities legislation of the Canadian Jurisdictions and the respective rules, regulations and written and published policies thereunder.

        "Canadian Supplemented Prospectus" shall mean the short form supplemented PREP prospectus filed with the Canadian Authorities consisting of the Canadian Final Prospectus incorporating the PREP Information.

        "Canadian Underwritten Securities" shall mean the Underwritten Securities to be offered and sold in Canada.

        "CBCA" means the Canada Business Corporations Act.

        "Closing Date" has the meaning set forth in Section 3 hereof.

        "Commission" shall mean the Securities and Exchange Commission.

        "Common Shares" has the meaning set forth in the preamble hereof.

        "Company" has the meaning set forth in the preamble hereof.

        "Effective Date" shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto became or become effective.

        "Environmental Laws" has the meaning set forth in Section 1(cc) hereof.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

        "Final Prospectuses" shall mean the Canadian Final Prospectus and the U.S. Final Prospectus.

        "Financial Information" shall mean (a) the audited consolidated financial statements for the year ended December 31, 2002 together with the notes thereto and the auditors' report thereon; (b) management's discussion and analysis of financial condition and results of operation as at December 31, 2002 and for the three years ended December 31, 2002; (c) the unaudited consolidated financial statements for the nine months ended September 30, 2003 and September 30 2002; (d) management's interim discussion and analysis of financial condition and results of operations for the third quarter ended September 30, 2003, each incorporated by reference into the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Supplemented Prospectus and (e) the consolidated financial statements of the Company as at December 31, 2002 and for the three years in the period ended December 31, 2002; (f) the financial statements for Greenlight for the year ended December 31, 2002; (g) the unaudited pro-forma combined statement of operations of the Company; (h) the information under the captions "Summary Consolidated Financial Data", "Risk Factors", "Dilution", "Business", Capitalization", "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Supplemented Prospectus.

        "Foreign Private Issuer" shall mean a foreign private issuer as defined in the Act and the Exchange Act.

        "Form F-10" shall mean Form F-10 under the Act.

        "FPHC" has the meaning set forth in Section 1(gg) hereof.

        "Greenlight" has the meaning set forth in Section 1(o) hereof.

        "Intellectual Property" has the meaning set forth in Section 1(ee) hereof.

        "Losses" has the meaning set forth in Section 8(d) hereof.

        "Material Adverse Effect on the Company" shall mean any material adverse effect on the condition (financial or otherwise), earnings, business, prospects or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business.

        "MRRS" has the meaning set forth in Section 1(a) hereof.

        "MRRS Decision Document" means a MRRS Decision Document issued pursuant to the MRRS.

        "NASD" shall mean the National Association of Securities Dealers.

        "Option Securities" has the meaning set forth in the preamble hereof.

        "PFIC" has the meaning set forth in Section 1(ff) hereof.

        "Preliminary Prospectuses" means collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus.

        "Preliminary Prospectus" shall mean any preliminary prospectus referred to in paragraph 1(a) above.

        "PREP Information" means the information, if any, included in the Canadian Prospectus that is omitted from the Canadian Final Prospectus in accordance with the PREP Procedures but that is deemed under the PREP Procedures incorporated by reference into the Canadian Final Prospectus as of the date of the Canadian Prospectus.

        "PREP Procedures" means the rules and procedures established pursuant to the Canadian Securities Laws by the Canadian Authorities in National Instrument 44-103 — Post-Receipt Pricing for the pricing of securities after the final receipt for a prospectus has been obtained.

        "Prospectuses" means collectively, the U.S. Prospectus and the Canadian Prospectus.

        "Registration Statement" shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements, as amended at the Execution Time (or, if not effective at the Execution Time, in the form in which it shall become effective) and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended, as the case may be.

        "Representatives" has the meaning set forth in the preamble hereof.

        "Reviewing Authority" has the meaning set forth in Section 1(a) hereof.

        "Securities" has the meaning set forth in the preamble hereof.

        "settlement date" has the meaning set forth in Section 1(c) hereof.

        "Sub-Underwriter" has the meaning set forth in Section 2(c) hereof.

        "U.S. Final Prospectus" has the meaning set forth in Section 1(b) hereof.

        "U.S. Option Securities" shall mean the Option Securities to be offered and sold outside of Canada.

        "U.S. Preliminary Prospectus" has the meaning set forth in Section 1(b) hereof.

        "U.S. Prospectus" shall mean the U.S. Final Prospectus, except that, if, after execution of this Agreement, a U.S. Supplemented Prospectus containing the PREP Information is thereafter filed with the Commission the term "U.S. Prospectus" shall refer to such U.S. Supplemented Prospectus.

        "U.S. Securities" shall mean the U.S. Underwritten Securities and the U.S. Option Securities.

        "U.S. Supplemented Prospectus" has the meaning set forth in Section 5(c) hereof.

        "U.S. Underwritten Securities" shall mean the Underwritten Securities to be offered and sold outside of Canada.

        "Underwriters" has the meaning set forth in the preamble hereof.

        "Underwritten Securities" has the meaning set forth in the preamble hereof.

        If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the several Underwriters and the Sub-Underwriter.

Very truly yours,
HYDROGENICS CORPORATION
By:	/s/ JONATHAN LUNDY Name: Jonathan Lundy Title: Vice President, General Counsel and Corporate Secretary

Citigroup Global Markets Inc.
National Bank Financial Inc.
TD Securities Inc.

By:	Citigroup Global Markets Inc.
/s/ DAVID WEISS Name: David Weiss Title: Director
For itself and the other several Underwriters named in Schedule I to the foregoing Agreement.

By:	Citigroup Global Markets Canada Inc.
/s/ CHANDA CARR Name: Chanda Carr Title: Director

As Sub-Underwriter

SCHEDULE I

Underwriters	Number Of Underwritten Securities To Be Purchased
Citigroup Global Markets Inc.	7,150,000
National Bank Financial Inc.	2,750,000
TD Securities Inc.	1,100,000

Total	11,000,000

SUB-UNDERWRITER

Citigroup Global Markets Canada Inc.

EXHIBIT A

[LETTERHEAD OF OFFICER OR DIRECTOR OF CORPORATION]

Hydrogenics Corporation
Public Offering of Common Stock

[    •    ], 2004

Citigroup Global Markets Inc.
National Bank Financial, Inc.
TD Securities Inc.
As Representatives of the several Underwriters,
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

        This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between Hydrogenics Corporation, a corporation organized under the federal laws of Canada (the "Company"), and you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of common shares (the "Common Shares"), of the Company.

        In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent, of Citigroup Global Markets, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement, other than Common Shares disposed of as bona fide gifts approved by Citigroup Global Markets Inc.

        If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Yours very truly,

[SIGNATURE OF OFFICER OR DIRECTOR]
[NAME AND ADDRESS OF OFFICER OR DIRECTOR]

EXHIBIT B

[FORM OF WHITE & CASE OPINION]

February     •    , 2003

Citigroup Global Markets Inc.
TD Securities Inc.
National Bank Financial Inc.
  As Representatives of the
  several Underwriters named in
  Schedule I to the Underwriting Agreement
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

        We have acted as United States counsel for Hydrogenics Corporation (the "Company"), a company incorporated under the federal laws of Canada, in connection with the transactions contemplated by the underwriting agreement (the "Underwriting Agreement") dated January 28, 2003, between the Company and Citigroup Global Markets, Inc., TD Securities Inc. and National Bank Financial Inc., as representatives of the several underwriters (the "Underwriters") named in Schedule 1 thereto. This opinion is delivered to you pursuant to Section 6(c) of the Underwriting Agreement. Capitalized terms used herein and not otherwise defined are used herein as defined in the Underwriting Agreement.

        In so acting, we have examined certificates of public officials and certificates of officers of the Company, and the originals (or copies thereof, certified to our satisfaction) of such corporate documents and records of the Company, and such other documents, records and papers as we have deemed relevant in order to give the opinions hereinafter set forth. In this connection, we have assumed the genuineness of signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, facsimile or photostatic copies. In addition, we have relied, to the extent that we deem such reliance proper, upon such certificates of public officials and of officers of the Company and the representations and warranties of the Company in the Underwriting Agreement with respect to the accuracy of factual matters contained therein which were not independently established.

        Our opinion in paragraph 1 below as to the designation of the Securities for inclusion in the Nasdaq National Market is based solely upon telephonic confirmation received by us from    •    whom we believe to be a member of the    •    of the Nasdaq Stock Market, Inc. Our opinion in paragraph 2 below as to valid existence and good standing is based solely upon the good standing certificate obtained by us from the Office of the Secretary of State of the State of Delaware and our opinion in paragraph 2 below as to qualification to do business as a foreign corporation is based solely upon a good standing certificate obtained by us from the Office of the Secretary of State of the State of New York. Our opinion in paragraph 3 below as to eligibility to use Form F-10 is based upon a certificate provided by an officer of the Company and without independent investigation on our part. Our opinion in paragraph 4 below as to the effectiveness of the Registration Statement and the absence of any stop order or any proceedings initiated or threatened by the Commission is based solely upon telephonic confirmation received by us from    •    whom we believe to be a member of the Staff of the Division of Corporation Finance of the Commission.

        Based upon and subject to the foregoing, we are of the opinion that:

  1.
  The Shares have been designated for inclusion in the Nasdaq National Market.

  2.
  Hydrogenics USA, Inc. validly exists as a corporation in good standing under the laws of the State of Delaware and is qualified to do business as a foreign corporation under the laws of the State of New York.

  3.
  The Company meets the general eligibility requirements for the use of Form F-10 under the Securities Act.

  4.
  The Registration Statement became effective under the Securities Act as of    •     pm on January     •    , 2003. The Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement. The filing of the U.S. Supplemented Prospectus pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings therefor have been initiated or threatened by the Commission.

  5.
  The statements in the U.S. Prospectus under the caption "Shares Eligible for Future Sale — U.S. Resale Restrictions", to the extent they constitute a summary of agreements, U.S. federal securities law and legal conclusions with respect thereto, are accurate in all material respects. The statements in the U.S. Prospectus under the captions "Income Tax Consequences — United States Federal Income Tax Considerations", to the extent that they constitute matters of U.S. federal income tax law and legal conclusions with respect thereto, are accurate in all material respects.

  6.
  Assuming the execution and delivery of the Underwriting Agreement has been duly authorized under the federal laws of Canada, the Underwriting Agreement has been duly executed and delivered under the laws of the State of New York.

  7.
  The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Registration Statement and the U.S. Prospectus, will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

  8.
  No consent, approval, authorization or order of, or qualification, filing or registration with, any New York State or U.S. federal governmental agency or body or any New York State or U.S. federal court is required to be obtained or made by the Company for the offer and sale of the Securities as contemplated in the Underwriting Agreement, except for (1) such as may be required under state securities or blue sky laws or the securities laws of any foreign jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters (as to which we express no opinion), (2) such as have been made or obtained under the Securities Act, and (3) such as are required by the NASD.

  9.
  The execution and delivery of the Underwriting Agreement and the consummation of the transactions contemplated by Underwriting Agreement will not result in a breach or violation of any of the terms and provisions of (A) any New York State or federal law or any rule or regulation thereunder or (B) any writ, injunction or decree of which we are aware of any New York State or federal court or any judicial, regulatory or other New York State or federal legal or governmental agency or body known to us to have jurisdiction over the Company or any of its subsidiaries.

  10.
  To our knowledge, no holders of securities of the Company have rights to registration of any securities under the Registration Statement.

  11.
  No stamp tax or other issuance, goods and services or transfer taxes or duties are payable by or on behalf of the Underwriters under U.S. federal law or the laws of the State of New York in connection with (A) the execution and delivery of the Underwriting Agreement, the issuance, sale and delivery of the Securities to the Underwriters in the manner contemplated in the Agreement, (B) the resale and delivery of the Securities by the Underwriters in the United States in the manner contemplated in the U.S. Prospectus, or (C) the payment by the Company of any commission or fee to or for the account of the Underwriters in connection with their services with respect to clauses (A) and (B) above.

  12.
  Service of process on the Company in the manner set forth in Section 14 of the Underwriting Agreement is effective under the laws of the State of New York to confer valid personal jurisdiction over the Company.

        In the course of preparation by the Company of the Registration Statement and the U.S. Prospectus, we have participated in conferences with officers and other representatives of the Company, with representatives of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Company, with representatives of Bereskin & Parr, special counsel to the Company for intellectual property matters, with representatives of the independent auditors of the Company, and with you and your counsel. We did not participate in the preparation of documents incorporated by reference in the Registration Statement nor review them prior to their submission to or filing with the Commission under the United States Exchange Act of 1934, as amended, or mailing to the Company's securityholders, but we did review them in connection with our participation in the preparation of the Registration Statement. We are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus (except to the extent stated in paragraph 5 above).

        Based upon such participation in the preparation of the Registration Statement and the U.S. Prospectus, but without independent check or verification, and subject to the preceding paragraph and the final two paragraphs hereof, (a) in our opinion, each of the Registration Statement at the time of effectiveness and the U.S. Prospectus as of its date (except for the financial statements and related schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we express no opinion) appears on its face to comply as to form in all material respects with the requirements of the Securities Act, (b) we do not know of any legal or governmental proceeding to which the Company or its subsidiaries is a party or to which they or their properties are subject which is required to be described in the Registration Statement or the U.S. Prospectus which is not described as required, or of contract or other document of a character required by the Securities Act to be described or summarized in the Registration Statement or the U.S. Prospectus or to be filed as an exhibit to the Registration Statement that is not described, summarized or filed, and (c) nothing has come to our attention which causes us to believe that, (i) as of its effective date, the Registration Statement, including the documents incorporated therein by reference (other than the financial statements and related schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we express no belief) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) as of its date and the date hereof, the U.S. Prospectus, including the documents incorporated therein by reference (other than the financial statements and related schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we express no belief) contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        The phrase, "to our knowledge," or words of similar import, means the actual knowledge (without independent investigation except as otherwise stated) of lawyers at White & Case LLP who have been principally involved in negotiating and reviewing the Underwriting Agreement and in the preparation and review of the Registration Statement and the U.S. Prospectus.

        We do not express or purport to express any opinions with respect to laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the Federal laws of the United States. This opinion is given solely for your use in connection with the Underwriting Agreement and may not be relied on by any other person or for any other purpose. We do not undertake to advise you of any changes in our opinions expressed herein resulting from matters that may hereafter arise or that hereafter may be brought to our attention.

Very truly yours,

MLM: CJD

EXHIBIT C

[FORM OF OSLER OPINION]

February 3, 2004

Citigroup Global Markets Inc. 390 Greenwich Street 34th Floor New York, NY 10013 U.S.A.	National Bank Financial Inc. The Exchange Tower 130 King Street West Suite 3200, P.O. Box 21 Toronto, ON M5X 1J9
TD Securities Inc. TD Tower 66 Wellington Street West 8th Floor Toronto, ON M5K 1A2	Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 U.S.A.
Davies Ward Philips & Vineberg LLP Box 63, 44th Floor 1 First Canadian Place Toronto, ON M5X 1B1

Dear Ladies and Gentlemen:

Hydrogenics Corporation
Offering of an Aggregate of 11,000,000 Common Shares in Canada and the United States

        We have acted as Canadian counsel to Hydrogenics Corporation (the "Company") in connection with the issue by the Company of an aggregate of 11,000,000 common shares (the "Firm Shares") and the sale thereof today to the several underwriters being, Citigroup Global Markets Inc., National Bank Financial Inc. and TD Securities Inc. (collectively the "Underwriters") pursuant to an underwriting agreement (the "Underwriting Agreement") made the 28th day of January 2004, between the Company and the Underwriters.

        Pursuant to the terms of the Underwriting Agreement, the Company has also granted to the Underwriters an over-allotment option to purchase up to an additional 1,650,000 common shares of the Company in accordance with the terms of the Underwriting Agreement (the "Option Shares").

        The Firm Shares and the Option Shares are referred to herein collectively as the "Securities".

        This opinion letter is provided at the request of the Underwriters pursuant to Section 6(e) of the Underwriting Agreement. All capitalized terms used in this opinion letter shall, unless otherwise defined in this opinion letter, have the meanings ascribed to them in the Underwriting Agreement.

        The Securities have been offered pursuant to a preliminary short form prospectus January 9, 2004 (the "Canadian Preliminary Prospectus"), a final short form prospectus dated January 27, 2004 (the "Canadian Final Prospectus") and a prospectus supplement dated January 28, 2004 (the "Canadian Prospectus"). For the purposes of offering the Securities in the Province of Quebec, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Prospectus together with the documents incorporated therein by reference have been translated into the French language.

A.
Documentation

        As counsel for the Company we have participated in the preparation of:

  (i)
  the English and French language form of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Prospectus;

  (ii)
  the Registration Statement: and

  (iii)
  the Underwriting Agreement.

B.
Jurisdiction

        We are solicitors qualified to practice law in the Provinces of Ontario, Alberta and Quebec and, except to the extent that we rely upon opinions of other counsel as herein set forth, we express no opinion as to any laws or any matters governed by any laws other than the laws of the Province of Ontario and, where indicated, the laws of the Provinces of Alberta and Quebec, and the federal laws of Canada applicable therein.

        In expressing the opinions set forth in paragraph 6 we have relied, as to matters governed by the laws of the each of the Provinces of Canada (the "Qualifying Jurisdictions") other than the Provinces of Ontario, Alberta and Quebec, upon opinions of local counsel in each of such Provinces, copies of which have been delivered to you. In relying on such opinions we believe that the form and scope of such opinions are satisfactory and, the opinions set forth in paragraph 9 are limited in scope to the matters upon which such counsel has opined and are subject to the assumptions, qualifications, restrictions and conditions contained in such opinions, which assumptions, qualifications, restrictions and conditions are incorporated herein by reference.

C.
Filings

        The English language form of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Prospectus have been filed with the securities regulatory authorities having jurisdiction in each of the Provinces of Canada and the French language form of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Prospectus have been filed with the securities regulatory authorities in the Province of Quebec.

D.
Scope of Examinations

        In connection with the opinions expressed in this opinion letter we have considered such questions of law and examined such public and corporate records, certificates and other documents and conducted such other examinations as we have considered necessary.

E.
Assumptions and Reliances

        We have assumed the legal capacity of all individuals, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

        We have relied upon a certificate of an officer of the Company dated the date hereof with respect to certain factual matters relevant to some of the opinions expressed herein, a copy of which has been delivered to you. We have conducted no independent verification of the matters of fact referenced in such certificate.

        In expressing the opinion set forth in paragraph 1, we have relied upon a Certificate of Compliance for the Company dated February     •    , 2004, issued by Industry Canada, and a Certificate of Compliance for Greenlight Power Technologies Inc. ("Greenlight") dated February     •    , 2004, issued by Industry Canada, copies of which have been delivered to you.

        In expressing the opinion set forth in paragraph 10 no opinion is expressed as to the content, accuracy or completeness of the adequacy of any information contained in the Canadian Prospectus.

        In expressing the opinion set forth in paragraph 22 no opinion is expressed in respect of the indemnity and contribution provisions contained in section 8 of the Underwriting Agreement.

        The opinion set forth in paragraphs 14 and 22 is based on the assumption that the Underwriting Agreement has been duly authorized, executed and delivered by, and is enforceable in accordance with its terms against the Underwriters.

F.
Opinions

        On the basis of the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that:

  1.
  The Company and Greenlight are corporations existing under the laws of their respective jurisdictions of incorporation with full power and authority to own, lease or license their properties and to conduct their business as now being conducted and as described in the Canadian Prospectus.

  2.
  The Company and Greenlight are duly qualified to do business as extra-provincial corporations where required, and are in good standing under the laws of each jurisdiction of Canada which requires such qualification.

  3.
  The Company has an authorized and issued share capital as set forth in the Canadian Prospectus and the share capital of the Company conforms in all material respects to the description thereof contained in the Canadian Prospectus.

  4.
  The Company has duly authorized the issuance and sale of the Securities to be sold by it pursuant to the Underwriting Agreement; the Securities sold by the Company, when issued by the Company and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable and will conform in all material respects to the description thereof contained in the Canadian Prospectus.

  5.
  The form of certificates representing the Securities has been duly approved and adopted by the Company, where applicable, and conforms to the requirements of the Canada Business Corporations Act, the by-laws of the Company and the Toronto Stock Exchange.

  6.
  The Company is a reporting issuer under the securities laws of each of the Qualifying Jurisdictions which recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the securities regulatory authority in each of such jurisdictions that maintains such a list.

  7.
  The Securities are duly listed and posted for trading on the Toronto Stock Exchange; and except as set forth in the Canadian Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for shares in the capital of the Company, or ownership interests in the Company, are outstanding.

  8.
  The Company is eligible to file a short form prospectus under the Canadian Securities Administrators' National Instrument 44-101 — Short Form Prospectus Distributions.

  9.
  A MRRS Decision Document has been obtained in respect of the Canadian Final Prospectus from the Reviewing Authority and all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained under the securities laws of each of the Qualifying Jurisdictions to permit the Securities to be offered, sold and delivered as contemplated by the Underwriting Agreement in each of the Qualifying Jurisdictions. To the knowledge of such counsel, no cease trading order relating to the Securities has been issued and no proceedings for that purpose have been instituted or threatened. No other authorization, approval, permit, consent, license, registration, filing, order, qualification, exemption or other requirement of any government, governmental instrumentality or court of Canada or any province thereof is required for:

  (a)
  the valid authorization, issuance, sale and delivery of the Securities in Canada; and

  (b)
  the valid execution and delivery of, and the performance by the Company of its obligations, under the Underwriting Agreement.

  10.
  The Canadian Prospectus (other than the financial statements and schedules and other financial data included or incorporated by reference therein, as to which no opinion is rendered) complies as to form in all material respects to the requirements of the securities laws of the Province of Ontario ("Ontario Securities Laws") as interpreted and applied by the Ontario Securities Commission.

  11.
  To the best of our knowledge: (a) there are no reports or information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of Securities that have not been made available as required; and (b) there are no documents required to be filed with the Reviewing Authority in connection with the prospectuses that have not been filed as required.

  12.
  To our knowledge, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbiter involving the Company or property required to be disclosed in the Canadian Prospectus which is not adequately disclosed in the Canadian Prospectus, and there is no franchise, contract or other document required to be described in the Canadian Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required.

  13.
  The statements set forth in the Canadian Prospectus under the headings "Income Tax Consequences — Canadian Federal Income Tax Considerations for United States Investors", "Risk Factors — Risk Factors Relate To This Offering — U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers"; and "Eligibility for Investment", and (ii) in the Registration Statement under the heading "Directors' and Officers' Indemnification" insofar as such statements constitute statements of matters of Canadian law, fairly summarize, in all material respects such provisions as of the date hereof.

  14.
  There are no restrictions on the corporate power and capacity of the Company to enter into the Underwriting Agreement or to carry out its obligations under the Underwriting Agreement. The execution and delivery of the Underwriting Agreement and the consummation of the transactions contemplated in the Underwriting Agreement have been duly authorized by the Company and the Underwriting Agreement has been duly executed and delivered by the Company.

  15.
  Except as described in the Canadian Prospectus, to our knowledge, no persons of outstanding shares in the capital of the Company are entitled to pre-emptive or other rights to subscribe for the Securities which have not been waived.

  16.
  None of the Company's execution of the Underwriting Agreement, its performance thereof, its consummation of the transactions contemplated therein or its applications of the proceeds of the offering in the manner set forth under the heading "Use of Proceeds" in the Canadian Prospectus, violates or conflicts or will conflict with or results or will result in any breach or violation of any of the terms or provisions of, or constitutes or will constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or results or will result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company pursuant to any agreement to which the Company or any of its subsidiaries is a party of which we are aware, after due enquiry, including any bond, debenture, note or other evidence of indebtedness or any contract, indenture, mortgage, deed of trust, loan or credit agreement, lease, joint venture or other agreement or instrument or any franchise, license or permit.

  17.
  None of the Company's execution of the Underwriting Agreement, its performance thereof, its consummation of the transactions contemplated therein or its applications of the net proceeds of the offering in the manner set forth under the heading "Use of Proceeds" in the Canadian Prospectus, violates or conflicts with:

  (a)
  any provision of the articles of incorporation or by-laws of the Company; or

  (b)
  any statute, rules or regulations, judgement, decree or order, of any court or any public, governmental or regulatory agency or body in Canada having jurisdiction over the Company or any of its property or assets.

  18.
  No further consents, approvals, authorizations, filings or orders of the court, regulatory body or administrative agency or other governmental agency or body, in Canada or any province thereof, are required for the Company's execution, delivery or performance of the Underwriting Agreement or the consummation of the transactions contemplated thereby.

  19.
  To our knowledge, no holders of securities of the Company have any rights to the registration of such securities under the Canadian Prospectus.

  20.
  No stamp tax or other issuance, goods and services or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to any authority in Canada or any province thereof in connection with:

  (a)
  the execution and delivery of the Underwriting Agreement, the issuance, sale and delivery of the Securities to the Underwriters in the manner contemplated in the Underwriting Agreement;

  (b)
  the resale and delivery of the Securities by the Underwriters in Canada in the manner contemplated in the Canadian Prospectus; or

  (c)
  the payment by the Company of any commission or fee to or for the account of the Underwriters in connection with their services with respect to clauses (a) and (b) above.

  21.
  Assuming the choice of the law of the State of New York provided for in the Underwriting Agreement is effective under such law, the Company has the corporate power to submit to the jurisdiction of the courts of the State of New York or the courts of the United States of America having jurisdiction in the State of New York in respect of any legal actions or proceedings arising out of the Underwriting Agreement.

  22.
  The Underwriting Agreement is enforceable against the Company in the Province of Ontario without further action on the part of the Underwriters; and to ensure the legality, validity, enforceability or admissibility in evidence of the Underwriting Agreement in the Province of Ontario it is not necessary that it be filed or recorded with any court or other authority in the Province of Ontario or that any stamp or similar tax be paid or in respect of any such document or the Securities. There are no reasons, to our knowledge, under the laws of the provinces of Ontario, Alberta or Quebec or the federal laws of Canada applicable therein or with respect to the application of New York law by a Canadian court, why enforcement of the Underwriting Agreement would be avoided on the ground of public policy.

  23.
  We have no reason to believe that the enforcement of the choice of law provision of the Underwriting Agreement by a judgement awarding a sum of money as compensatory damages would be contrary to public policy as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein.

  24.
  A court of competent jurisdiction in the Province of Ontario (an "Ontario Court") would uphold the choice of the law of the State of New York ("New York law") as the proper law governing the Underwriting Agreement provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequence of the law of any other jurisdiction) and is not contrary to public policy as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein.

  25.
  Should enforcement of the Underwriting Agreement against the Company be sought in the Province of Ontario in accordance with New York law, an Ontario Court would, subject to paragraph 24 above, recognize the choice of New York law (other than for matters of procedure or laws in force in the Province of Ontario which are applicable by reason of their particular object, in respect of which the laws of the Province of Ontario will then be applied), and, upon adducing appropriate evidence to establish such law, the New York law would be applied by an Ontario Court, provided that:

  (a)
  none of the provisions of the Underwriting Agreement, which would include the indemnification provisions of the Underwriting Agreement, or of applicable New York law, are contrary to public policy as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein;

  (b)
  none of the provisions of applicable New York law are foreign revenue, expropriatory or penal laws;

  (c)
  an Ontario Court will retain discretion to decline to hear such action if:

  (i)
  another action between the same parties, based on the same subject matter is properly pending before a foreign authority or a decision thereon has already been rendered by a foreign authority; or

  (ii)
  it considers that another jurisdiction is the most appropriate forum; and

  (iii)
  there is compliance with the Limitations Act (Ontario).

  26.
  A civil judgement obtained in the State of New York of a court of the State of New York or a federal court sitting in the State of New York, arising out of or in relation to the obligations of the Company under the Underwriting Agreement for a sum certain of money assessed as damages would be recognized by an Ontario Court and would be enforceable against the Company in the Province of Ontario unless:

  (a)
  the New York Court where the decision was rendered had no jurisdiction according to the laws of the Province of Ontario (however, submission by the Company under the Underwriting Agreement to the non-exclusive jurisdiction of the New York Courts will confer jurisdiction);

  (b)
  the decision was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the decision not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under New York law;

    (c)
    the decision was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure (notice of fair hearing, inter alia, the right to be heard or the right to independent and impartial tribunal, i.e. rules against bias);

    (d)
    a dispute between the same parties, based on the same subject matter has given rise to a decision rendered in the Province of Ontario or has been decided in a third country and the decision meets the necessary conditions for recognition in the Province of Ontario;

    (e)
    the outcome of the decision of the New York Court was inconsistent with public policy as such term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein;

    (f)
    the decision enforces obligations arising from foreign revenue, expropriatory or penal laws;

    (g)
    such judgement was obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada);

    (h)
    there has not been compliance with the Limitations Act (Ontario); or

    (i)
    a sum of money will be converted by the Ontario Court into Canadian currency in accordance with the Courts of Justice Act (Ontario).

  27.
  The Company has duly and irrevocably appointed CT Corporation System as its agent for service of process in any action arising against it in any federal or state court sitting in the City of New York arising out of or in connection with the offering of the Securities.

  28.
  The provisions of the Quebec Securities Act relating to the use of the French language and of the Charter of the French Language, R.S.Q. c. C-11 (other than those relating to verbal communications) will have been complied with in respect of the Canadian Prospectus and forms of order and confirmation (the "Offering Documents") to be delivered to purchasers in the Province of Quebec in connection with the sale of the Securities, when issued, to the extent such purchasers receive a copy of the Offering Documents in the French language (on the assumption that the Offering Documents constitute the entire contract for the Securities), provided that the Offering Documents in the English language may be delivered without delivery of the French language versions thereof to those physical persons in the Province of Quebec who have expressly requested in writing to receive such Offering Documents in the English language only.

G.
Qualifications

        Opinions as to enforceability of agreement contained herein are subject to the qualifications that:

    (a)
    Bankruptcy — enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors' rights generally,

  29.
  Equitable Principles — enforceability may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction,

  (a)
  Indemnity — enforceability of rights of indemnity and contribution under the Underwriting Agreement may be limited by applicable law,

  (b)
  Limitations Act — the Limitations Act (Ontario) imposes restrictions on the time within which a plaintiff may bring an action for the breach of an agreement, and those restrictions may limit the availability of a remedy for breach of that agreement even if the agreement expressly provides otherwise, and

  (c)
  Severability — the enforceability of provisions inserted in the Underwriting Agreement which purport to sever from it any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the Underwriting Agreement would be determined only in the discretion of the court.

        This opinion is given solely for the benefit of the addressee hereof and may not, in whole or in part, be relied upon by or shown or distributed to any other person.

Yours very truly,

MAT/KMW/ARG/RMLH

EXHIBIT D

[FORM OF OSLER 10B-5 STATEMENT]

February 3, 2004

Citigroup Global Markets Inc.	National Bank Financial Inc.
390 Greenwich Street	The Exchange Tower
34th Floor	130 King Street West
New York, NY 10013	Suite 3200, P.O. Box 21
U.S.A.	Toronto, ON M5X 1J9
TD Securities Inc.	Cleary, Gottlieb, Steen & Hamilton
TD Tower	One Liberty Plaza
66 Wellington Street West	New York, NY 10006
8th Floor	U.S.A.
Toronto, ON M5K 1A2
Davies Ward Philips & Vineberg LLP Box 63, 44th Floor 1 First Canadian Place Toronto, ON M5X 1B1

Dear Ladies and Gentlemen:

Hydrogenics Corporation
Offering of an aggregate of 11,000,000 Common Shares in Canada and the United States

        We have acted as Canadian counsel to Hydrogenics Corporation (the "Company") in connection with the issue by the Company of an aggregate of 11,000,000 common shares (the "Firm Shares") and the sale thereof to the several underwriters being, Citigroup Global Markets Inc., National Bank Financial Inc. and TD Securities Inc. (collectively the "Underwriters") pursuant to an underwriting agreement (the "Underwriting Agreement") made the 28th day of January 2004, between the Company and the Underwriters. Pursuant to the terms of the Underwriting Agreement, the Company has also granted to the Underwriters an over-allotment option to purchase up to an additional 1,650,000 common shares of the Company in accordance with the terms of the Underwriting Agreement (the "Option Shares"). The Firm Shares and the Option Shares are referred to herein collectively as the "Securities".

        This opinion letter is provided at the request of the Underwriters pursuant to Section 6(e) of the Underwriting Agreement. All capitalized terms used in this opinion letter shall, unless otherwise defined in this opinion letter, have the meanings ascribed to them in the Underwriting Agreement.

        The Securities are being offered in Canada pursuant to a preliminary short form prospectus dated January 9, 2004, a final short form prospectus dated January 27, 2004, and a supplemented long form prospectus dated January     •    , 2004 (together with and including the documents incorporated therein by reference, the "Canadian Prospectus"). The Securities are also being offered in the United States pursuant to a registration statement on Form F-10 (Registration No. 333-111801) of the Company filed by the Company under the United States Securities Act of 1933, and the U.S. final prospectus is deemed to form part of the U.S. Registration Statement at the time it became effective (the "Registration Statement"). As Canadian counsel to the Company, we have participated in the preparation of the Canadian Prospectus.

        Our participation consisted of attending meetings with officers and other representatives of the Company, representatives of the Underwriters, the auditors of the Company, Canadian and United States counsel to the Company, and United States counsel to the Underwriters, at which meetings the contents of the Canadian Prospectus were discussed.

        We are not passing upon and shall not be responsible or liable in any way for the accuracy, completeness or fairness of any information contained in the Canadian Prospectus, other than information which constitutes matters or conclusions of Canadian law and as to which we have given our express opinion under our separate opinion letter of the same date as this letter.

        We have conducted a legal due diligence review in accordance with our procedures. Apart from such review we have not conducted any independent verification or other action to confirm the accuracy, completeness or fairness of the information in the Canadian Prospectus. Furthermore, we have not conducted any review or made any inquiry subsequent to the date of the Canadian Prospectus. In the course of our activities, we have relied upon statements made and documents and other materials furnished by officers and other representatives of the Company. It is further understood that we have not been requested to and do not make any comment with respect to the financial statements and other financial data or information included in the Canadian Prospectus.

        This letter is furnished by us as Canadian counsel to the Company and is solely for the benefit of, and may be relied upon only by, the Underwriters and is not to be made available to, quoted from or otherwise referred to for any other purpose without our prior written consent. We are solicitors qualified to practice law in the Province of Ontario and this letter refers, and is limited solely, to the laws of the Province of Ontario and the federal laws of Canada applicable therein, all as of the date of this letter. We are not qualified to and shall not be taken to be passing on the compliance of the Registration Statement with, or any other matter relating to, the securities or other laws of the United States.

        Our views in this letter are expressed as to matters relating solely to the laws of the Province of Ontario and the federal laws of Canada applicable therein. References in this letter to "material fact" and "misrepresentation" are to those terms as defined in Section 1 of the Securities Act (Ontario). Under the Securities Act (Ontario), a determination of whether a fact is a material fact or whether there has been a misrepresentation is principally a factual, not a legal, matter, requiring a determination as to the effect information would have on market prices or values of the common shares of the Company. The making of such determinations is not an area where we, as counsel, have expertise. References to our belief or words to like effect herein are to the actual knowledge of the current partners and associates of our firm obtained in our representation of the Company as hereinbefore described in connection with the offering of the Securities and do not include any knowledge which may have been obtained in any other capacity by any partner or associate of our firm.

        Based upon and subject to the foregoing, we confirm that no facts have come to our attention in the course of our review and discussions that lead us to believe that the Canadian Prospectus (excluding the financial statements and related schedules and information derived therefrom or any other financial data included therein or omitted therefrom), as of its issue date or at the date of this letter, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact, necessary to make a statement therein not misleading in light of the circumstances in which it was made, within the meaning of the Securities Act (Ontario).

Yours very truly,

MAT/KMW/AG/RH

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